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                                                                                                             Exhibit 12

                                                            TUCSON ELECTRIC POWER COMPANY
                                                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                            9 Months                         12 Months Ended
                                             Ended     ----------------------------------------------------------------
                                            Sep. 30,   Sep. 30,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                              2001       2001       2000       1999       1998       1997       1996
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                                                                     - Thousands of Dollars -

FIXED CHARGES:
  Interest on Long-Term Debt (1)            $ 46,672   $ 62,820   $ 66,377   $ 66,836   $ 72,672   $ 66,247   $ 59,836
  Other Interest (2)                           5,979      7,951      9,067     13,081     13,207      9,640     11,721
  Interest on Capital Lease Obligations (3)   78,824     78,874     90,365     82,414     81,823     83,019     84,383
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TOTAL FIXED CHARGES                          131,475    149,645    165,809    162,331    167,702    158,906    155,940


NET INCOME                                    56,855     74,888     51,169     73,475     41,676     83,572    120,852


LESS:
  Extraordinary Income - Net of Tax              470        470          -     22,597          -          -          -
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NET INCOME FROM CONTINUING OPERATIONS         56,385     74,418     51,169     50,878     41,676     83,572    120,852


ADD (DEDUCT):
  Income Taxes - Operating Expense            36,537     47,629     19,036     18,268     18,372     19,297      9,795
  Income Taxes - Other                         7,182      8,922      7,530      4,082       (794)   (41,401)   (91,950)
  Total Fixed Charges                        131,475    149,645    165,809    162,331    167,702    158,906    155,940
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TOTAL EARNINGS BEFORE TAXES
AND FIXED CHARGES                           $231,579   $280,614   $243,544   $235,559   $226,956   $220,374   $194,637
=======================================================================================================================


RATIO OF EARNINGS TO FIXED CHARGES             1.761      1.875     1.469       1.451      1.353      1.387      1.248



(1) Amounts have been restated for years ended 1996 and 1997 to conform to current year's presentation.
(2) Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(3) Capital Lease Interest Paid from Statement of Cash Flows.


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